Filed pursuant to Rule 253(g)(2)

File No. 024-12287

OFFERING CIRCULAR

DATED JANUARY 31, 2024

NileBuilt Corp.

2701 E. Grauwyler Rd.

Building 1, DPT#1075

Irving, TX 75061

Phone: (949) 415-3610

https://nilebuilt.com/

NileBuilt Corp. (herein referred to as “we,” “us,” “our,” and the “Company”) is offering up to 15,000,000 shares of our common stock (the “Shares”) at $5.00 per share, for gross proceeds of up to $75,000,000. For more information on the securities offered hereby, please see the item titled “Securities Being Offered” on page 29. The minimum investment established for each investor is $5,000. The sale of Shares will commence once this offering circular, as amended from time-to-time, is qualified by the Securities and Exchange Commission (“SEC” or “Commission”).

We will conduct separate closings, which closings will be conducted on a rolling basis promptly after receiving subscriptions and in no case less frequently than every 30 days. This offering will terminate at the earlier to occur of: (i) all Shares offered hereby are sold, or (ii) three years from the date this offering circular, as amended, is qualified with the SEC. Notwithstanding the foregoing, the Company may amend this offering at any time or terminate this offering following its first closing, at which time it will file an amendment or supplement to the offering statement, as appropriate.

Price of Common Stock	Price to Public [1]	Underwriting Discount and Commissions [2]	Proceeds to Issuer [3]	Proceeds to Other Persons
Per Share	$5.00	$0.05	$4.95	$0.00

Total Maximum[4]	$75,000,000.00	$750,000.00	$74,250,000.00	$0.00

(1)	All amounts in this chart and circular are in U.S. dollars unless otherwise indicated.

(2)	The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore” or “Broker”), for administrative and compliance related services in connection with this offering, but not for underwriting or placement agent services. Once the SEC has qualified the Offering Statement and this offering commences, the Broker will receive a cash commission equal to 1% of the amount raised in the offering. Additionally, the Broker and its affiliates will receive certain other fees. Please see “Plan of Distribution” for additional information.

(3)

We expect to incur expenses relating to this offering in addition to the fees due to Dalmore, including, but not limited to, legal, accounting, marketing, technology and other miscellaneous expenses, which are not included in the foregoing table. See “Use of Proceeds” for more detail.

(4)	This offering is being made on a best-efforts basis. There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Shares is not sold. An investor’s subscription funds will be held in a self-managed, segregated account until the investor’s subscription is accepted by the Company.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Our common stock is not now listed on any national securities exchange, quotation system, or the Nasdaq stock market and there is no market for our securities. There is no guarantee, and it is unlikely, that an active trading market will develop in our securities.

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act (“JOBS Act”).

This offering is being made pursuant to Tier 2 of Regulation A (Regulation A Plus), following the Form 1-A Offering Circular disclosure format.

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” on page 5 for a description of some of the risks that should be considered before investing in our interests. These risks include, but are not limited to, the following:

● Global economic, political and market conditions and economic uncertainty caused by the recent outbreak of coronavirus (COVID-19) may adversely affect our business, results of operations and financial condition.

● Investors will not have the opportunity to evaluate or approve any investments prior to our acquisition or development thereof.

● Investors will rely solely on our officers and directors to manage us and our investments. Our management will have broad discretion to invest our capital and make decisions regarding investments.

● Investors will have no control over changes in our policies and day-to-day operations, which increases the uncertainty and risks you face as an investor.

● An investor could lose all or a substantial portion of any investment made in us.

● There is no public trading market for our interests and none is likely to develop. It will thus be difficult for an investor to sell Shares purchased from us and investors should be prepared to hold their Shares indefinitely.

● The offering price of our Shares was not established based upon any appraisals of assets we own or may own. Thus, the initial offering price may not accurately reflect the value of our assets at the time an investor’s investment is made.

● Substantial actual and potential conflicts of interest exist between the interests of our officers and directors and the Company. An affiliate of our current officers and directors is the licensor of our technology and our officers and directors will experience a conflict of interest if there is a dispute between the licensor and the Company.

● There are substantial risks associated with developing land and building properties thereon, including, but not limited to, property and title defects, cost overrun, uninsured losses, eminent domain actions, ADA compliance and lawsuits from third parties.

● We do not intend to make distributions within at least the next two years.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

SUMMARY INFORMATION

This summary highlights some of the information in this Offering Circular. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire Offering Circular, including the section entitled “Risk Factors” and the exhibits contained in the Offering Statement of which this Offering Circular is a part, before making a decision to invest in our securities. Unless otherwise noted or unless the context otherwise requires, the terms “we,” “us,” “our,” and the “Company” refer to NileBuilt Corp. and it’s wholly and majority owned subsidiaries. The Form 1-A, comprised of Part I, Part II and Part III, of which this Offering Circular comprises Part II (“Offering Circular”), is referred to herein as “Offering Statement.”

The Company

The Company was incorporated in Wyoming on January 25, 2023. NileBuilt Corp. is a residential developer and builder of sustainably engineered homes and communities. Our focus is on wholistically engineered solutions for each development, regardless of the size or cost of homes being built. This focus includes building non-combustible, net-zero energy, wind resistant, and flood resilient homes while not taxing the existing power-grid infrastructure by using patent approved technology licensed exclusively to the Company.

The Company has begun operations in that it has formulated its business plan, created policies and procedures for its operation, started hiring employees, performed due diligence on potential upcoming projects, entered into the license agreement for its technology, created safety manuals, worked towards receiving code approvals, raised capital, and participated in public relations activities; however, the Company has not acquired any properties or begun development activities.

There is currently no trading market for the Company’s securities and none is likely to develop in the near future. We may never apply to have our Shares be traded on any national securities exchange or the NASDAQ or to otherwise be publicly traded. Investors should be prepared to hold their Shares indefinitely.

Our principal executive offices are located at 2701 E. Grauwyler Rd., Building 1, DPT#1075, Irving, TX 75061 and our telephone number is (949) 415-3610.

Capitalization

We are authorized to issue 1,500,000,000 shares of common stock. To date, we have issued 600,000,000 shares to our founders for $0.0001 each and approximately 237,000 Shares to investors at $3.75 each. Following this offering, assuming all offered Shares are sold, we will have approximately 615,237,000 Shares outstanding.

Holders of our common stock will share proportionately in any dividends authorized by our Board of Directors and declared by us. Each share of our common stock will entitle its holder to one vote per share. Our common stock does not have any pre-emptive purchasing rights, nor are there cumulative voting rights. This means that it will be more difficult to affect control over issues upon which holders of common stock are entitled to vote.

Our founders, who are currently our sole officers and directors, beneficially own a majority of the Company’s voting common stock (approximately 99.96% prior to this offering and approximately 97.52% following this offering, assuming all offered Shares are sold). Accordingly, they will control our affairs due to their substantial ownership coupled with their positions on our management team. Currently, they have the power to control every vote of the shareholders and investors will have no or limited ability to overrule or veto such decisions. For example, they will be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This concentration of ownership may also prevent or discourage unsolicited acquisition proposals or offers for our common stock that some of our stockholders may believe is in their best interest.

Conflicts of Interest

Our officers and directors are involved in, and will continue to be involved in, the ownership and advising of other entities and programs, including the ownership and management of the licensor of our patent approved technology.

These pre-existing interests, and similar additional interests as may arise in the future, may give rise to conflicts of interest with respect to our business and investments.

Reporting

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Securities Act of 1933, as amended (the “Securities Act”). Rather, we will be subject to the more limited reporting requirements under Tier 2 of Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements);
●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A); and
●	current reports for certain material events.

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At any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), we intend to qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which will entitle us to take advantage of certain reduced reporting requirements and relieve us certain other significant requirements that are otherwise generally applicable to public companies.

Use of Proceeds

Because the founders of NileBuilt have already self-funded and developed our exclusively licensed technology over the past 25+ years, net funds from this offering will be directly deployed towards development projects and to capitalize our operations, as well as licensing fees for our technology. See “Use of Proceeds” on page 22 for more detail.

The Offering

This Offering Circular relates to the sale of up to 15,000,000 Shares of our common stock at a price of $5.00 per Share, for gross proceeds of up to $75,000,000, assuming all Shares are sold. There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Shares is not sold. Each investor’s subscription amount will be held in a self-managed, segregated Company account until the investor’s subscription is accepted by the Company. The minimum investment amount established for each investor is $5,000.

The sale of Shares will commence once this offering circular, as amended, has been qualified by the SEC. We will conduct separate closings, which closings will be conducted on a rolling basis promptly after receiving subscriptions and in no case less frequently than every 30 days. This offering will terminate at the earlier to occur of: (i) all Shares offered hereby are sold, or (ii) three years from the date this offering circular, as amended, is qualified with the SEC. Notwithstanding the foregoing, the Company may amend this offering at any time or terminate this offering following its first closing, at which time it will file an amendment or supplement to the offering statement, as appropriate.

Shares are being offered by the Company on a “best efforts.” Dalmore Group, LLC has been engaged to act as the Broker of record in connection with this offering, but not for underwriting or placement agent services. Issuance, Inc. (“Issuance”) is providing the back-end investment platform where subscriptions and payments will be processed. The Company will be responsible for all processing fees payable to Issuance. See “Plan of Distribution” for more information.

In order to subscribe to purchase the Shares, a prospective investor must complete a subscription agreement and send payment by wire transfer, ACH, or credit card. To subscribe, investors must visit our offering page at www.nilebuilt.com/investors and click the “invest” button, which will take investors to our investment platform hosted by Issuance. Our offering page is not expected to be live until this offering is qualified by the SEC. Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act, which states that in Tier 2 Regulation A offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by an investor who is a natural person for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth, unless the purchaser is an accredited investor. In the case of an investor who is not a natural person, revenues or net assets for the investor’s most recently completed fiscal year are used instead.

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ABOUT THIS CIRCULAR

We have prepared this Offering Circular to be filed with the SEC for our offering of securities. The Offering Circular includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular.

You should rely only on the information contained in this Offering Circular and its exhibits. We have not authorized any person to provide you with any information different from that contained in this Offering Circular. The information contained in this Offering Circular is complete and accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or sale of our shares. This Offering Circular contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto. All documents relating to this offering and related documents and agreements, if readily available to us, will be made available to a prospective investor or its representatives upon request.

INDUSTRY AND MARKET DATA

The industry and market data used throughout this Offering Circular have been obtained from our own research, surveys or studies conducted by third parties, and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. We believe that each of these studies and publications is reliable. We have not engaged any person or entity to provide us with industry or market data.

TAX CONSIDERATIONS

No information contained herein, nor in any prior, contemporaneous, or subsequent communication should be construed by a prospective investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding, or disposition of the securities offered herein. In making an investment decision, investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state, and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be “written advice,” as defined in Circular 230 published by the U.S. Treasury Department.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. This Offering Circular also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Offering Circular. In addition to the other information provided in this Offering Circular, you should carefully consider the following risk factors in evaluating our business and before purchasing any of our common stock. Material risks identified by the Company are discussed in this section; however, discussion may not include all risks applicable to an investment in Shares to the extent such risks have not been contemplated by the Company.

Risks Related to this Offering and our Common Stock

There is no current market for any shares of the Company’s stock.

You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment or be able to pledge their shares as collateral.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may at some point have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Shareholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

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The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the state of Wyoming, regardless of convenience or cost to you, the investor.

As part of this investment, each investor will be required to agree to the terms of the subscription agreement included as Exhibit 4.1 to the Offering Statement of which this Offering Circular is part. In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the state of Wyoming, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Wyoming law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

We do not anticipate paying any cash dividends.

We presently do not anticipate that we will pay any dividends on any of our common stock in the foreseeable future. The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors (the “Board”). We presently intend to retain all earnings to implement our business plan; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

We may need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our stockholders.

We may require additional capital for the development and commercialization of our products and may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our stockholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our founders, who are currently our sole officers and directors, beneficially own a majority of the Company’s voting common stock (approximately 99.98% prior to this offering and approximately 97.55% following this offering, assuming all offered Shares are sold). Accordingly, they will control our affairs due to their substantial ownership coupled with their positions on our management team. Currently, they have the power to control every vote of the shareholders and investors will have no or limited ability to overrule or veto such decisions. For example, they will be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This concentration of ownership may also prevent or discourage unsolicited acquisition proposals or offers for our common stock that some of our stockholders may believe is in their best interest.

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Because our management will have broad discretion and flexibility in how the net proceeds from this offering are used, we may use the net proceeds in ways in which you disagree.

The intended use of proceeds from this offering is more particularly described in the Section titled “Use of Proceeds,” however, such description is not binding and the actual use of proceeds may differ from the description contained therein. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

The offering price of our Shares from the Company has been arbitrarily determined.

Our management has determined the Shares offered by the Company. The price of the Shares we are offering was arbitrarily determined. The offering price for the common stock sold in this offering may be more or less than the fair market value for our common stock.

The best-efforts structure of this offering may yield insufficient gross proceeds to fully execute our business plan.

Shares are being offered on a best-efforts basis and no person has committed to buying Shares. As a “best effort” offering, there can be no assurance that the offering contemplated by this Offering Circular will result in any proceeds being made available to us.

We may not register or qualify our securities with any state agency pursuant to blue sky regulations.

The holders of our Shares of common stock and persons who desire to purchase them in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. We currently do not intend to and may not be able to qualify securities for resale in states which require shares to be qualified before they can be resold by our shareholders.

We are offering our common stock pursuant to recent amendments to Regulation A of the Securities Act promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our common stock less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we will be subject to scaled disclosure and reporting requirements, which may make our common stock less attractive to investors as compared to a traditional initial public offering common stock who are accustomed to enhanced disclosure and more frequent financial reporting.

In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the Commission or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance to which we may be subject. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our common stock, we may be unable to raise the necessary funds to commence operation, or to develop a diversified portfolio of real estate investments, which could severely affect the value of our common stock.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report as long as we are a Tier 2 issuer. In any case, internal controls have inherent limitations. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by our internal controls.

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We may not be successful in availing ourselves of an exemption under the Investment Company and, even if we are successful, the exemption would impose limits on our operations, which could adversely affect our operations.

Even though we intend to conduct our operations so that we will not be required to register as an investment company under the Investment Company Act of 1940, the Commission may disagree with our approach. Consequently, the Commission may require us to register under the Investment Company Act thus requiring us to adjust our investment strategy. Any such adjustment in our strategy could have a material adverse effect on us. We have not asked the Staff of the Commission for confirmation of our analysis under the Investment Company Act.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Department of Treasury to prescribe regulations in connection with anti-money laundering policies of financial institutions.

The Financial Crimes Enforcement Network, or FinCEN, an agency of the Department of Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies.

It is possible that there could be promulgated legislation or regulations that would require us or our service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our common stock to comply with such legislation and/or regulations.

We reserve the right to request such information as is necessary to verify the identity of prospective stockholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the Commission.

In the event of delay or failure by a prospective stockholder to produce any information required for verification purposes, an application for, or transfer of, Shares of our common stock may be refused. We will not have the ability to reject a transfer of Shares of our common stock where all necessary information is provided and any other applicable transfer requirements are satisfied.

We are relying on the exemption for insignificant participation by benefit plan investors under ERISA.

The Plan Assets Regulation of the Employee Retirement Income Security Act of 1974 (“ERISA”) provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is “significant” if, at any time, 25% or more of the value of any class of equity interest is held by benefit plan investors. Because we are relying on this exemption, we will not accept investments from benefit plan investments of 25% or more of the value of any class of equity interest. If repurchases of shares reach 25%, we may repurchase shares of benefit plan investors without their consent until we are under such 25% limit. See the section of this offering circular captioned “ERISA Considerations” for additional information regarding the Plan Assets Regulation.

The purchase of Shares is not a diversified investment.

Because the Company intends to invest in only one asset class, an investment in the Company is not a diversified investment. The poor performance of residential real estate could adversely affect the profitability of the Company.

Shares are expected to be offered under a private offering exemption, and if it were later determined that such exemption was not available, purchasers would be entitled to rescind their purchase agreements.

Shares are being offered to prospective investors pursuant to Regulation A under the Securities Act. Unless the sale of Shares should qualify for such exemption, the investors might have the right to rescind their purchase of Shares. Since compliance with these exemptions is highly technical, it is possible that if an investor were to seek rescission, such investor could succeed. A similar situation prevails under state law in those states where Shares may be offered without registration. If a number of investors were to be successful in seeking rescission, the Company would face severe financial demands that could adversely affect the Company and, thus, the non-rescinding investors. Inasmuch as the basis for relying on exemptions is factual, depending on the Company’s conduct and the conduct of persons contacting prospective investors and making the Offering, the Company will not receive a legal opinion to the effect that this offering is exempt from registration under any federal or state law. Instead, the Company will rely on the operative facts as documented as the Company’s basis for such exemptions.

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Investors in this offering will experience dilution.

Investors in this offering may experience dilution due to previous issuances of Shares. Further, the Company intends to sell a substantial number of Shares in the near future in order to further fund the Company, which sale of Shares could dilute investors in this offering.

In the future, we may elect to become a reporting company under the Exchange Act, which could lead to increased reporting requirements.

We are not currently a public reporting company under the Exchange Act, but we may elect to become a public reporting company in the future or be required to become a public reporting company based on the number of stockholders in the Company or other factors.

If we choose to become a public reporting company or are required to become a public reporting company, we would be required to comply with certain public company reporting requirements, including filing reports on Form 10-K, 10-Q, and 8-K. However, while we are still a Tier 2 Regulation A offering, our Forms 1-SA, 1-K, and 1-U are a lower reporting requirement and require less disclosure than Forms 10-K and 8-K. These increased reporting requirements could lead to more significant legal, accounting and other expenses.

By purchasing Shares in this offering, you are bound by the provision contained in our subscription agreement which provides for a waiver of rights to a jury trial which limits your ability to have a jury decide the factual merits of your claim.

By purchasing Shares in this offering, you agree to be bound by the jury trial waiver provision in our subscription agreement which provides that you waive your rights to a jury trial in any dispute relating to or arising out of the subscription agreement, interests, and/or the activities or relationships that involve, lead to, or result from any of the foregoing. Please note that the waiver of your rights to a jury trial does not apply to claims made under the federal securities laws. Purchasers of Shares in a secondary transaction would also be subject to the same jury waiver that is currently in our subscription agreement. The waiver of a jury trial may result in increased costs and/or reduced remedies, to individual investors who wish to pursue claims against the Company, except in the case of claims made under the federal securities laws.

Risks Related to our Business

Since we have a limited operating history, it is difficult for potential investors to evaluate our business.

Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations. As an early-stage company, we are subject to all the risks inherent in the financing, expenditures, operations, complications and delays inherent in a newer business. Accordingly, our business and success face risks from uncertainties faced by developing companies in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

We may not be able to raise capital when needed, if at all, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts and could cause our business to fail.

We expect to need additional funding to market and promote our construction techniques to increase market share. There are no assurances that future funding will be available on favorable terms or at all. If additional funding is not obtained, we may need to reduce, defer, or cancel additional expansion or overhead expenditures to the extent necessary. The failure to fund our operating and capital requirements could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to raise capital when needed or on attractive terms, we could be forced to delay future expansion and/or commercialization efforts. Any of these events could significantly harm our business, financial condition, and prospects.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our independent registered public accounting firm has expressed substantial doubt in our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital and generate more revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

9

We depend heavily on key personnel, and turnover of key senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our senior management personnel. If we lose their services or if they fail to perform in their current positions, or if we are not able to attract and retain skilled personnel as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key personnel in managing the product acquisition, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future. We do not have any key person insurance.

We expect to face intense competition, often from companies with greater resources and experience than we have.

Our industry is highly competitive and customers may be resistant to change. Many of these competitors and potential competitors have substantially greater financial, technological, managerial, and research and development resources and experience than we have. In addition, we compete with large and well-established companies that have greater marketing and sales experience and capabilities than we have. If we are unable to compete successfully, we may be unable to grow and sustain our revenue.

We have substantial capital requirements that, if not met, may hinder our operations.

We anticipate that we will make substantial capital expenditures for expansions and scaling of our operations. If we cannot raise sufficient capital, we may have limited ability to expend the capital necessary to hire sufficient executive management, legal, accounting, engineering, and project/construction management employees and consultants. There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes, or if debt or equity financing is available, that it will be on terms acceptable to us. Moreover, future activities may require us to alter our capitalization significantly. Our inability to access sufficient capital for our operations could have a material adverse effect on our financial condition, results of operations, or prospects.

Current global financial conditions have been characterized by increased volatility which could negatively impact our business, prospects, liquidity and financial condition.

Current global financial conditions and recent market events have been characterized by increased volatility and the resulting tightening of the credit and capital markets has reduced the amount of available liquidity and overall economic activity. We cannot guarantee that debt or equity financing, the ability to borrow funds or cash generated by operations will be available or sufficient to meet or satisfy our initiatives, objectives or requirements. Our inability to access sufficient amounts of capital on terms acceptable to us for our operations will negatively impact our business, prospects, liquidity and financial condition.

We intend to grow the size of our organization, and we may experience difficulties in managing any growth we may achieve.

As we scale our operation and expand into new markets, we expect to need additional research, development, managerial, operational, sales, marketing, financial, accounting, legal, and other resources. Future growth would impose significant added responsibilities on members of management. Our management may not be able to accommodate those added responsibilities, and our failure to do so could prevent us from effectively managing future growth, if any, and successfully growing our company.

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We have entered, and may continue to enter, into transactions with related parties for financing, corporate, business development and operational services, as detailed herein. Such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more or less favorable terms because such transactions were entered into with our related parties. Such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors, which could have a material adverse effect on our liquidity, results of operations and financial condition.

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The License Agreement was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

Our directors and executive officers own and manage the entity that licenses us the technology used to build our homes. Our License Agreement was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the License Agreement because of our desire to maintain our ongoing relationship with our management.

If we fail to comply with government laws and regulations it could have a materially adverse effect on our business.

We are subject to extensive federal, state, and local laws and regulations that are extremely complex. We exercise care in structuring our operations to comply in all material respects with applicable laws to the extent possible. We will also take such laws into account when planning future operations and acquisitions. The laws, rules, and regulations described above are complex and subject to interpretation. In the event of a determination that we are in violation of such laws, rules, or regulations, or if further changes in the regulatory framework occur, any such determination or changes could have a material adverse effect on our business. There can be no assurance however that we will not be found in noncompliance in any particular situation.

We may not maintain sufficient insurance coverage for the risks associated with our business operations.

Risks associated with our business and operations include, but are not limited to, claims for wrongful acts committed by our officers, directors, and other representatives, the loss of intellectual property rights, the loss of key personnel, risks posed by natural disasters, risks of lawsuits from our employees, and risks of lawsuits from customers who are injured from or dissatisfied with our products. Any of these risks may result in significant losses. We cannot provide any assurance that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

There may be significant conflicts of interest between the management and its affiliates and the Company.

The management and their affiliates may engage in activities other than the ownership, service, and management of the Company, some of which may have similar objectives as the Company. Our current officers control the entity that licenses us the technology on which we depend to build our properties. As a result, the interests of the Company, its investors, and officers may not align with respect to dealings with the licensor. Moreover, our current officers stand to benefit from any business between the Company and licensor by virtue of their respective roles and equity therein. Our officers will try to balance our interests with their interests and their affiliates’ interests, to the extent they compete. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of the Interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in our Bylaws, the Company’s Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

Any projected results of operations included in this Offering Circular are forward-looking statements that involve significant risks and uncertainty.

All materials or documents supplied by the Company should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this Offering Circular. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur, many of which are outside the Company’s control. Any projections included herein are based on assumptions made regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not equal currently estimated, approximate projections and may differ significantly. Therefore, prospective investors should consult with their tax and business advisers about the validity and reasonableness of the factual, accounting, and tax assumptions contained in this Offering Circular and the Exhibits to the Offering Statement. Neither the Company nor any other person or entity has been authorized to make any representation or warranty as to the future profitability of the Company or of an investment in Shares.

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The borrowing of funds increases the risks of adverse effects on the Company’s financial condition.

The Company will incur certain indebtedness in its acquisition and development of properties. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company’s returns.

The Company may have difficulties receiving debt financing necessary to fund its investment activities.

The Company does not have a firm commitment for any debt financing. In the event that the Company is unable to secure proper financing, it may be unable to acquire, rehabilitate, and dispose of its properties as intended. The Company currently expects to finance a significant portion of its investment activities with loans. The Company may also seek other capital sources. Failure to obtain such financing may have a material and adverse effect on the Company’s operations. In such event, investors could lose some or all of their investments.

If home buyers are not able to obtain suitable financing, our results of operations may decline.

Our results of operations also depend on the ability of our potential home buyers to obtain mortgages for the purchase of our homes. Any uncertainty in the mortgage markets and its impact on the overall mortgage market, including the tightening of credit standards, future increases in the effective cost of home mortgage financing (including as a result of changes to federal tax law), and increased government regulation, could adversely affect the ability of our customers to obtain financing for a home purchase, thus preventing our potential home buyers from purchasing our homes. In addition, where our potential home buyers must sell their existing homes in order to buy a home from us, increases in mortgage costs and/or lack of availability of mortgages could prevent the buyers of our potential home buyers’ existing homes from obtaining the mortgages they need to complete their purchases, which would result in our potential home buyers’ inability to buy a home from us. If our home buyers, potential buyers, or buyers of our home buyers’ current homes cannot obtain suitable financing, our sales and results of operations could be adversely affected.

Information technology failures and data security breaches could harm our business.

We will use information technology and other computer resources to carry out important operational and marketing activities as well as maintain our business records, including information provided by our customers. Many of these resources are provided to us and/or maintained on our behalf by third-party service providers pursuant to agreements that specify certain security and service level standards. Our ability to conduct our business may be impaired if these resources are compromised, degraded, damaged or fail, whether due to a virus or other harmful circumstance, intentional breach or disruption of our information technology resources by a third party, natural disaster, hardware or software corruption, failure or error (including a failure of security controls incorporated into or applied to such hardware or software), telecommunications system failure, service provider error or failure, intentional or unintentional personnel actions (including the failure to follow our security protocols), or lost connectivity to our networked resources. A significant and extended disruption in the functioning of these resources could impair our operations, damage our reputation, and cause us to lose customers, sales and revenue. In addition, breaches of our data security systems, including by cyber-attacks, could result in the unintended public disclosure or the misappropriation of our proprietary information or personal and confidential information, about our employees, consumers who view our homes, home buyers, and business partners, requiring us to incur significant expense to address and resolve these kinds of issues. The release of confidential information may lead to identity theft and related fraud, litigation or other proceedings against us by affected individuals and/or business partners and/or by regulators, and the outcome of such proceedings, which could include penalties or fines, could have a material and adverse effect on our reputation, business, financial condition and results of operations. Depending on its nature, a particular breach or series of breaches of our systems may result in the unauthorized use, appropriation or loss of confidential or proprietary information on a one-time or continuing basis, which may not be detected for a period of time. In addition, the costs of maintaining adequate protection against such threats, as they develop in the future (or as legal requirements related to data security increase) could be material.

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Any inability to protect our intellectual property rights could reduce the value of our technologies and brands, which could adversely affect our financial condition, results of operations and business.

Our business is dependent upon trademarks, trade secrets, copyrights and other intellectual property rights licensed to us by KLRH, LLC, an affiliate of our founders. There is a risk of certain valuable trade secrets being exposed to potential infringers. In addition, third parties may counterfeit our products. The efforts we and the licensor have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights, including termination of the License Agreement, could harm our business reputation or our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. There is a risk that we and/or the licensor may have insufficient resources to counter adequately such infringements through negotiation or the use of legal remedies. It may not be practicable or cost effective for us to fully protect our intellectual property rights in some countries or jurisdictions. If we are unable to successfully identify and stop unauthorized use of our intellectual property and/or counterfeiting of our products, we could lose potential revenue, experience diminished brand reputation, and experience increased operational and enforcement costs, which could adversely affect our financial condition, results of operations and business.

We are currently, and expect to be in the future, party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming and, if resolved adversely, could have a significant impact on our business, financial condition, or results of operations.

We license patent approved technology and certain trademarks from an affiliate of our current officers. We may be required to enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. From time to time, we receive notice from patent holders and other parties alleging that certain of our products and services infringe their intellectual property rights. Defending patent and other intellectual property litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. Conversely, we may be required to expend considerable sums protecting our intellectual property, which could subject us to simal risks as those above detailed.

Product liability claims and litigation and warranty claims that arise in the ordinary course of business may be costly, which could adversely affect our business.

As a home builder, we will be subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the home building industry and can be costly. If the limits or coverages of our current and former insurance programs prove inadequate, or we are not able to obtain adequate, or reasonably priced, insurance against these types of claims in the future, or the amounts currently provided for future warranty or insurance claims are inadequate, we may experience losses that could negatively impact our financial results.

Negative publicity could negatively impact sales, which could cause our revenues or results of operations to decline.

Our business is dependent upon the appeal of the NileBuilt brand. Our strategy includes growing our business by expanding our brand to new price points, product lines and geographies, including expansion of our affordable products. Our strategies, and any related initiatives or actions, and any changes thereto, may not be successful in achieving our goals or generate any growth, earnings or returns. If we are unable to maintain the position of the NileBuilt brand, our business may be adversely affected by diminishing the distinctive appeal of the brand and tarnishing its image, which could result in lower sales and earnings. In addition, unfavorable media or investor and analyst reports related to our industry, company, brand, marketing, personnel, operations, business performance, or prospects may affect our stock price and the performance of our business, regardless of its accuracy or inaccuracy. Our success in maintaining and enhancing our brand depends on our ability to adapt to this rapidly changing media environment. Adverse publicity or negative commentary from any media outlets could damage our reputation and reduce the demand for our homes, which would adversely affect our business. Furthermore, the speed at which negative publicity is disseminated has increased dramatically through the use of electronic communication, including social media outlets, websites and other digital platforms. We can also be affected by poor relations with the residents of communities we develop because efforts made by us to resolve issues or disputes that may arise in connection with the operation or development of their communities, or in connection with the transition of a homeowners association, could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could adversely affect sales or our reputation.

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Failure by our employees or representatives to comply with laws and regulations may harm us.

We are required to comply with laws and regulations that govern all aspects of our business including land acquisition, development, home construction, labor and employment, title and escrow operations, sales, and warranty. It is possible that our employees or entities engaged by us, such as subcontractors, could intentionally or unintentionally violate some of these laws and regulations. Although we endeavor to take immediate action if we become aware of such violations, we may incur fines or penalties as a result of these actions and our reputation with governmental agencies and our customers could be damaged.

Government regulations and legal challenges may delay the start or completion of our communities, increase our expenses, or limit our home building activities, which could have a negative impact on our operations.

We must obtain the approval of numerous governmental authorities in connection with our development activities, and these governmental authorities often have broad discretion in exercising their approval authority. We will incur substantial costs related to compliance with legal and regulatory requirements. Any increase in legal and regulatory requirements may cause us to incur substantial additional costs or, in some cases, cause us to determine that the property is not feasible for development. Various local, state, and federal statutes, ordinances, rules, and regulations concerning building, zoning, sales, accessibility, safety, anti-discrimination, and similar matters apply to and/or affect the housing industry. Governmental regulation affects construction activities as well as sales activities, and other dealings with home buyers, including anti-discrimination laws such as the Fair Housing Act and data privacy laws such as the California Consumer Privacy Act. Municipalities may also restrict or place moratoriums on the availability of utilities, such as water and sewer taps. In some areas, municipalities may enact growth control initiatives, which will restrict the number of building permits available in a given year. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

We may participate in certain joint ventures where we may be adversely impacted by the failure of the joint venture or its participants to fulfill their obligations.

We may have investments in and commitments to certain joint ventures with affiliated and unrelated parties. If the joint ventures or their participants do not honor their obligations, we may be required to expend additional resources or suffer losses, which could be significant.

Our actual costs to develop properties may exceed our budgeted costs.

We intend to develop and build residential properties. We may incur construction costs for a development project that exceed our original estimates due to increases in inflation or interest rates, increased materials, labor, leasing or other costs, or supply chain disruptions, any of which could make completion of the project less profitable because market rents may not increase sufficiently to compensate for the increase in construction costs. We may also be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits and authorizations, which could result in increased costs. We may abandon or suspend development projects due to such increased costs.

Our sales could be negatively impacted by changes in consumer demand.

Soft or negative economic or housing market conditions, changes in consumer preferences, affordability perceptions, lifestyle changes, public health risks, increasing costs of living, lower population growth, increasing mortgage costs, decreasing employment rates, or other unfavorable demographic changes could affect demand for our products, which could materially negatively impact our revenues.

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Decreases in supply of land, materials or workforce could negatively affect our ability to increase our owned and controlled lot inventory, community count, operational scale or market share.

Securing sufficient developable land that meets our investment return standards is critical for us to meet our strategic goals and profitably. Land availability depends on several factors, including geographical/topographical/governmental constraints, Further, our business relies upon a network of suppliers and trade partners to source materials and services to build homes; however, since the COVID-19 pandemic began, our industry and the U.S. economy have continued to experience labor shortages, supply chain constraints, and rising and volatile raw material prices and availability, particularly related to building materials and appliances, as well as delays with respect to state and municipal construction permitting, inspections and utilities. Such constraints, cost pressures and delays can increase our costs, reduce our revenues in particular reporting periods, lead to higher order cancellations or result in lower customer satisfaction.

A significant portion of our revenues are expected to be generated initially from limited markets, including California and Texas.

A significant portion of our revenues from operations will be initially concentrated in California and Texas. Changes in the regulatory and fiscal environment; prolonged economic downturns; high levels of foreclosures, lack of affordability, a decline in buyer demand, severe weather including drought, the risk of local governments imposing building moratoriums, natural disasters such as earthquakes and wild fires, environmental incidents, and declining population and/or growth rates and the related reduction in housing demand in these regions could materially negatively impact our overall operations.

If land is not available at reasonable prices, our sales and results of operations could decrease.

Our operations will depend on our ability to obtain land at reasonable prices for the development of our residential communities. In the future, changes in the general availability of land, competition for available land, availability of financing to acquire land, zoning regulations that limit housing density, and other market conditions may hurt our ability to obtain land for new residential communities at prices that will allow us to make a reasonable profit. If the supply of land appropriate for the development of our residential communities becomes more limited because of these factors or for any other reason, the cost of land could increase and/or the number of homes that we are able to build could be reduced.

We may rely on general contractors and/or subcontractors and venders to construct our homes.

We may use companies affiliated with the Company to serve as general contractors for our projects or use third party general contractors. In any case, our general contracts may use subcontractors. The failure of our contractors to properly construct our homes and adopt appropriate jobsite safety practices or defects in the components we obtain from building supply companies could have an adverse effect on us. We may engage general contractors and subcontractors to perform the actual construction of our homes and purchase components used in the construction of our homes from building supply companies. Despite our quality control and jobsite safety efforts, we may discover that our contractors were engaging in improper construction or safety practices or that the components purchased from building supply companies are not performing as specified. The occurrence of such events could require us to repair infrastructure or homes in accordance with our standards and as required by law, or to respond to claims of improper oversight of construction sites. The cost of satisfying our legal obligations in these instances may be significant, and we may be unable to recover the cost of repair from subcontractors, suppliers and insurers. If we experience shortages or increased costs of labor and supplies or other circumstances beyond our control, there could be delays or increased costs in developing our communities, which could adversely affect our operating results.

Our ability to develop residential communities may be adversely affected by circumstances beyond our control, including work stoppages, labor disputes, and shortages of qualified trades people, such as carpenters, roofers, masons, electricians, and plumbers; changes in laws relating to union organizing activity; lack of availability of adequate utility infrastructure and services; our need to rely on local subcontractors who may not be adequately capitalized or insured; and shortages, delays in availability, or fluctuations in prices of building materials.

Any of these circumstances could give rise to delays in the start or completion of, or could increase the cost of, developing one or more of our residential communities. We may not be able to recover these increased costs by raising our home prices because the price for each home is typically set months prior to its delivery pursuant to the agreement of sale with the home buyer. If that happens, our operating results could be harmed.

15

Increases in taxes or government fees could increase our costs, and adverse changes in tax laws or their interpretation could reduce demand for our homes and negatively affect our operating results.

Increases in real estate taxes and other local government fees, such as fees imposed on developers to fund schools, open space, and road improvements, and/or provide low- and moderate-income housing, could increase our costs and have an adverse effect on our operations. In addition, increases in local real estate taxes could adversely affect our potential home buyers, who may consider those costs in determining whether to make a new home purchase and decide, as a result, not to purchase one of our homes. Changes in tax laws could reduce or eliminate tax deductions or incentives for homeowners and could make housing less affordable or otherwise reduce the demand for housing, which in turn could reduce our sales and hurt our results of operations. Further, while we believe that our recorded tax balances are adequate, it is not possible to predict the effects of possible changes in the tax laws or changes in their interpretation and whether they could have a material adverse impact on our operating results. We have filed our tax returns in prior years based upon certain filing positions we believe are appropriate. If the Internal Revenue Service or state taxing authorities disagree with these filing positions, we may owe additional taxes, which could be material.

Adverse weather conditions, natural disasters, and other conditions could disrupt the development of our communities, which could harm our sales and results of operations.

Adverse weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, floods, droughts, and wildfires, can have serious effects on our ability to develop our residential communities. We also may be affected by unforeseen engineering, environmental, or geological conditions or problems, including conditions or problems which arise on lands of third parties in the vicinity of our communities, but nevertheless negatively impact our communities. Any of these adverse events or circumstances could cause delays in or prevent the completion of, or increase the cost of, developing one or more of our residential communities and, as a result, could harm our sales and results of operations.

The Company will be subject to those general risks relating to the development of residential real estate.

These factors include, among others:

●	adverse changes in local and national economic conditions;

●	changes in the financial condition of buyers and sellers of similar properties;

●	changes in the availability of debt financing and refinancing;

●	changes in the relative popularity of the properties;

●	changes in interest rates, real estate taxes, operating expenses, and other expenses;

●	construction delays;

●	changes in utility rates;

●	development and improvement of competitive properties;

●	risks arising out of the presence or scarcity of certain construction materials;

●	environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

●	physical destruction and depreciation of property and equipment;

●	infringement of our building processes;

●	acts of God;

●	changes in availability and cost of insurance;

●	unexpected construction costs;

●	increases in the costs of labor and materials;

●	labor shortages; and

●	labor strikes.

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Real estate is an illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally an asset class that cannot be quickly converted to cash. Therefore, the Company’s ability to liquidate its properties promptly in response to economic or other conditions will be limited, which will affect the Company’s ability to realize a return on its investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

Real estate projects may suffer losses that are not covered by insurance.

Material losses to real estate properties may occur in excess of insurance proceeds with respect to any property as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of limits occurs on the Company’s properties, the Company could be materially negatively impacted.

The Company’s properties may be subject to foreclosure if a default under any secured loan occurs.

Each loan secured by the Company’s properties will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The properties will experience competition.

A number of other comparable properties may be located within the vicinity of the Company’s properties. These competitive properties may reduce demand for the Company’s properties. Competition may increase costs and reduce returns on the Company’s properties and thus reduce returns to the Company.

The properties may have undiscovered environmental liabilities.

Under various federal, state and local environmental and public health laws, regulations and ordinances, the Company may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases (including in some cases natural substances such as methane or radon gas) and may be held liable under these laws or common law to a governmental entity or to third-parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the real or suspected presence of these substances in soil or groundwater beneath the Company’s properties. These damages and costs may be substantial and may exceed insurance coverage the Company has for such events.

The Company may be liable for alleged or actual harm to third parties and costs of litigation.

Owning, developing, building, and disposing of real estate subjects the Company to the risk of lawsuits filed by past and present employees, contractors, competitors, purchasers, guests, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time consuming. The Company may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and the Company may be delayed or prevented from implementing its business plan.

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The Company’s properties or a portion of thereof could become subject to an eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the properties and any returns therefrom.

Any person who supplies services or materials to the Company’s properties may have a lien against such properties securing any amounts owed to such person under state law.

Therefore, if we or a third party fails to pay its subcontractors or materials supplier, then such subcontractor or materials supplier who was not paid will have mechanic’s lien rights against such properties. If one or more mechanic’s liens does appear against the properties, their release must be obtained or the person holding such liens will have the right to foreclose. A forced sale of any of the Company’s properties could negatively affect returns therefrom.

COVID-19 pandemic has caused market uncertainty with regard to the economy, work force and supply chain.

The pandemic could affect the pricing and availability of materials used for the improvement of the properties, the availability of work force, and the ability to obtain financing in the future.

Subcontractors may underestimate costs related to the development of a property.

The Company may hire subcontractors based on bids received for the cost of developing a portion of a property. The Company may hire a subcontractor that underestimates the material and labor costs, and the applicable property could suffer from cost overruns. If there are cost overruns or multiple unforeseen change orders, the profitability of the Company could be affected.

We may not make a profit if we sell a property.

The prices that we can obtain when we determine to sell a property will depend on many factors that are presently unknown, including the operating history, tax treatment of real estate investments, demographic trends in the area and available financing. There is a risk that we will not realize any significant return on our investment in a property.

Our holdings may not be diversified.

Are holdings will consist of raw land, partially developed land and residential properties in limited geographic locations. We will be able to invest in additional properties only as additional funds are raised or generated. Given the limited asset types and geographies we are targeting, our properties will not be well diversified, and their economic performance could be affected by changes in local economic conditions or changes uniquely affecting one or more particular asset classes. Therefore, to the extent that there are adverse economic conditions in the regions in which our properties are located and in the market for residential real estate properties, such conditions could result in a reduction of our income and cash to return capital and thus affect the amount of distributions we can make to you.

Due diligence may not uncover all material facts.

Our management will endeavor to obtain and verify material facts regarding the properties. It is possible, however, that they will not discover certain material facts about a property, because information presented by the sellers may have been prepared in an incomplete or misleading fashion, and material facts related to such property may not yet have been discovered.

Title insurance may not cover all title defects.

We will acquire title insurance on each property, but it is possible that uninsured title defects could arise in the future, which the Company may have to defend or otherwise resolve, the cost of which may impact the profitability of each property and/or the Company as a whole.

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SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this Offering Circular are “forward-looking statements.” These forward-looking statements involve certain known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.

We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer. Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

DILUTION

In the past 12 months, we issued 600,000,000 Shares to entities controlled by our current officers and director at par value, $0.0001. Such entities have agreed to pay aggregate cash consideration of $60,000 upon demand by the Company, but have not paid any such consideration to date. The $60,000 owed is entered on the Company’s balance sheet as a stock subscription receivable. We also issued approximately 237,000 Shares to investors at $3.75 each through an offering under Regulation D. This is compared to the $5.00 per Share being offered to investors in this offering. Shareholders in this offering will experience immediate dilution as a result of such previous offerings and all shareholders in the Company may be subject to dilution if the Company issues more of its authorized stock.

PLAN OF DISTRIBUTION

We are offering up to 15,000,000 Shares in the Company at a price per share of $5.00, for maximum offering proceeds of up to $75,000,000 if all offered Shares are sold. There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Shares is not sold. All Offering proceeds will be held in a self-managed, segregated account until an investor’s subscription is accepted by the Company. The minimum investment established for each investor is $5,000.

The sale of Shares will commence upon this Offering Circular, as amended, being qualified by the SEC. We will conduct separate closings, which closings will be conducted on a rolling basis promptly after receiving subscriptions and in no case less frequently than every 30 days. This offering will terminate at the earlier to occur of: (i) all Shares offered hereby are sold, or (ii) three years from the date this offering circular, as amended, is qualified with the SEC. Notwithstanding the foregoing, the Company may amend this offering at any time or terminate this offering following its first closing, at which time it will file an amendment or supplement to the offering statement, as appropriate.

The Company has engaged Dalmore Group, LLC, a broker-dealer registered with the SEC and a member of FINRA, to act as the broker-dealer of record for this offering, but not for underwriting or placement agent services. The Company has also engaged Dalmore to perform the following administrative and compliance related functions in connection with this offering:

●	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the Company whether or not to accept investor as a customer;
●	Review each investor’s Subscription Agreement to confirm such investor’s qualified participation in the offering and provide a determination to the Company whether or not to accept the use of the Subscription Agreement for the investor’s participation;
●	Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor;
●	Neither provide any investment advice nor any investment recommendations to any investor;
●	Retain investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g.. as needed for KYC, AML and background checks); and,
●	Coordinate with third party providers to ensure adequate review and compliance.

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Commissions and Discounts

The following table shows the total maximum discounts, commissions, and fees payable to Dalmore Group, LLC.

	Per Share	Total
Public offering price	$5.00	$75,000,000.00
Maximum broker and affiliate commissions and fees,	$0.05	$750,000.00

Proceeds, before other expenses	$4.95	$74,250,000.00

As compensation for its services, the Company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering on all newly invested funds after the issuance of a No Objection Letter by FINRA. In addition, the Company has agreed to pay Dalmore a $5,000 one-time advance expense allowance to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore in connection with this offering. Dalmore will refund any amount related to this expense allowance to the extent it is not used, incurred, or provided to the Company. The Company has also agreed to pay Dalmore a one-time consulting fee of $20,000 to provide ongoing general consulting services relating to this offering. Assuming the offering as currently anticipated is fully-subscribed, the Company estimates that total fees due to pay Dalmore would be $775,000.00.

Dalmore has not investigated the desirability or advisability of investment in the Series Interests, nor approved, endorsed or passed upon the merits of purchasing the Series Interests. Broker is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Investor Suitability Standards

Our Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the interests of our company does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1. an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2. earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D.

In addition to the foregoing, each prospective investor must represent in writing that they meet, among other things, all of the following requirements:

●	The prospective investor has received this offering circular;

●	The prospective investor understands that an investment in interests involves substantial risks;

●	The prospective investor’s overall commitment to non-liquid investments is, and after their investment in interests will be, reasonable in relation to their net worth and current needs;

●	The prospective investor has adequate means of providing for their financial requirements, both current and anticipated, and has no need for liquidity in this investment;

●	The prospective investor can bear the economic risk of losing their entire investment in interests;

●	The prospective investor has such knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks of an investment in interests; and

●	Except as set forth in the subscription agreement, no representations or warranties have been made to the prospective investor by our Company or any partner, agent, employee, or affiliate thereof, and in entering into this transaction the prospective investor is not relying upon any information, other than that contained in the offering statement of which this offering circular is a part, including its exhibits.

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

We will be permitted to make a determination that the subscribers of interests in this offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov. We may accept or reject any subscription, in whole or in part, for any reason or no reason at all.

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An investment in our interests may involve significant risks. Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in our interests.

How to Subscribe

We have engaged Issuance Inc. to provide certain technology services to us in connection with this offering, including providing the online subscription processing platform. The Company has agreed to pay Issuance a one-time fee of $15,000, monthly fees of $2,495 while this offering is live, $15 per subscriber and payment processing fees. Issuance is not participating as an underwriter or placement agent of this offering and will not solicit any investments, recommend our securities, or provide investment advice to any prospective investor. All inquiries regarding this offering should be made directly to us.

The information contained on, or accessible through, our website at www.nilebuilt.com is not part of, and is not incorporated by reference in, this Offering Circular.

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, this offering will be conducted online through our investment platform, whereby investors will review our offering documents, complete online subscriptions and make payment of the purchase price through a third-party processor to an account we designate. Our offering page and investment platform are not expected to go live until this Offering Circular is qualified by the SEC.

Potential investors who are “qualified purchasers” may subscribe to purchase our Shares. Any potential investor wishing to acquire such interests must:

1. Visit our offering page at www.nilebuilt.com/investors. You will be prompted to create an account. Once you have created your account, you will be able to review our offering documents.

2. Carefully read this Offering Circular, and any current supplement, as well as any documents described in the Offering Statement and attached thereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in Shares is suitable for you.

3. Review and complete the online subscription agreement via our subscription platform hosted by Issuance. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

4. Once the completed subscription agreement is signed, you must transfer funds in an amount equal to the purchase price for the interests you have applied to subscribe for (as set out on the front page of your subscription agreement).

5. We will review the subscription documentation completed and signed by you. You may be asked to provide additional information. A representative will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw the offering at any time prior to closing.

6. Once the review is complete, we will inform you whether or not your application to subscribe for the Shares is approved or denied and, if approved, the number of Shares accepted. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction.

7. If all or a part of your subscription is approved, then the number of Shares you are entitled to subscribe for will be issued to you in book entry form upon the closing. Simultaneously with the issuance of the Shares, the subscription monies held on your behalf will be transferred to our operating account as consideration for such Shares.

By executing the subscription agreement, you agree to be bound by the terms of the subscription agreement and the Company’s governing documents. We will rely on the information you provide in the subscription agreement and the supplemental information you provide in order for us to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued the Shares, please notify us immediately using the contact details set out in the subscription agreement. As part of the subscription investors will be required to represent and warrant that they have read and understand this Offering Circular, as amended or supplemented. Investors will also be required to agree to indemnify the Company for misrepresentations of the investor within the subscription agreement or supplemental disclosures. Nonetheless, we may not require, and are not requiring, investors to waive any claims or remedies they may have against the Company under the Securities Act, Exchange Act or state securities laws. Once an investor’s Shares have been issued, the investor will become a shareholder of our Company.

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We may permit investors to pay their subscription amount via check, ACH, wire transfer or credit card, instructions and terms for which will be provided at our investor portal. Credit card payments will be processed by a third party, for which the investor may be charged a fee and/or be obligated to agree to terms imposed by the third-party processor.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this Offering Circular. Except as otherwise indicated, all information contained in this Offering Circular is given as of the date of this Offering Circular. Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “Offering Circular Supplement” that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular Supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular Supplement together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the SEC.

The offering statement and all amendments, supplements and reports that we have filed or will file in the future can be read on the SEC website at www.sec.gov.

USE OF PROCEEDS

The following table illustrates the amount of net proceeds to be received by the Company on the sale of the Shares offered hereby and the intended uses of such proceeds over an approximate12 month period. It is possible that we may not raise the entire $75,000,000 in Shares being offered through this Offering Circular. In such case, we will reallocate the use of proceeds as the board of directors deems to be in the best interests of the Company in order to effectuate its business plan. The intended use of proceeds are as follows:

Capital Sources and Uses

	100%	75%	50%	25%
Gross Offering Proceeds	$75,000,000	$56,250,000	$37,500,000	$18,750,000
Offering Costs(1)	$900,000	$712,500	$525,000	$337,500

Use of Net Proceeds:

Marketing	$2,000,000	$1,700,000	$1,500,000	$1,000,000
Land Acquisition & Development	$37,500,000	$24,000,000	$16,000,000	$6,250,000
Licensing Fees(2)	$15,000,000	$15,000,000	$10,000,000	$5,000,000
Working Capital(3)	$17,600,000	$13,187,500	$8,125,000	$5,337,500
Research & Development(4)	$1,500,000	$1,200,000	$1,000,000	$500,000
Ongoing Legal & Accounting Fees	$500,000	$450,000	$350,000	$325,000

Notes:

(1)	Dalmore Group, LLC, has been engaged for administrative and compliance related services in connection with this offering, but not for underwriting or placement agent services. Once the Commission has qualified the Offering Statement and this Offering commences, the Broker will receive a cash commission equal to 1% of the amount raised in the offering. Additionally, we will incur other fees relating to this offering, including accounting fees, legal fees, transfer agent fees, compliance filing fees and technology fees.

(2)	The Company is licensing its patent approved structural building system from an affiliate of certain of the Company’s officers. The annual license fee is $15,000,000; however, pursuant to the amendment to the license agreement, payment of the initial annual license fee will be deferred until we have raised sufficient proceeds from this offering so that we will pay a portion of the annual license fee as we raise funds from this offering. The full initial annual fee will be due within three years from the date of the license agreement, no matter the amount raised in this offering. Quarterly royalties and future annual fees are expected to be paid from revenues. See “Description of Business – License Agreement.”

(3)	The Company may, in the future, acquire existing building companies as opportunities may arise, in which case it will reallocate working capital towards such acquisitions.

(4)	All research and development improvements, inventions, and data derived from our exclusive license will be assigned to our licensor.

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The allocation of the use of proceeds among the categories of anticipated expenditures represents management’s best estimates based on the current status of the Company’s proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions of our business plan or the completion of less than the total offering, may cause the Company to modify the above-described allocation of proceeds. The Company’s use of proceeds may vary significantly in the event any of the Company’s assumptions prove inaccurate. We reserve the right to change the allocation of net proceeds from the offering as unanticipated events or opportunities arise.

DESCRIPTION OF BUSINESS

The Company

The Company was incorporated in Wyoming on January 25, 2023. The Company was formed to develop and build residential properties and communities using patent approved, proprietary technology exclusively licensed to the Company by an affiliate of the Company’s current officers.

The Company has begun operations in that it has formulated its business plan, created policies and procedures for its operation, started hiring employees, performed due diligence on potential upcoming projects, entered into the license agreement for its technology, created safety manuals, worked towards receiving code approvals, raised capital, prepared for this offering and participated in public relations activities; however, the Company has not acquired any properties or begun development activities.

The Company will be taxed as a C Corporation, so investors will not be taxed on the income of the Company unless such income is distributed to the investors.

Our principal executive offices are located at 2701 E. Grauwyler Rd., Building 1, DPT#1075, Irving, TX 75061 and our telephone number is (949) 415-3610.

Business Operations

NileBuilt, Corp. is a new generation developer and builder of sustainably engineered residential communities and properties. We build fire resistant, net-zero homes of the future, today. Our focus will be on wholistically engineered solutions, regardless of the size or cost of homes being built.

Nilebuilt is here to try to solve the housing crisis while creating eco-friendly homes that leave a positive impact on our environment. Our building process includes the use of net-zero and fire-resistant concrete wall panels, meaning our homes are fully self-sustainable and carbon-neutral. We are the first non-combustible building system engineered to combat California wildfires. We will also greatly reduce the environmental impact of new residential developments by using sustainable materials and design techniques to include proper site- planning, water shed, grey water retention/reuse, and waste-water pre-treatment systems. We also use a PV Solar System, as well as our Thermal Battery™ technology built within our concrete wall panels which store and release thermal energy, completely eliminating a monthly utility bill.

Our licensed building technology comes from second-generation family innovation spanning over 43 years of research and development. All NileBuilt homes are fully engineered to meet or exceed all building codes, have decades of net-zero testing and validation data, exceed all requirements for the IBHS* Fortified Housing, and Wildfire Prepared Home Programs, and will have an ICC-ESR* report very soon. Many current requirements for sustainability to obtain building permits have stifled the nation’s leading home builders as they lack the technology to adapt, forcing many to shut down or reduce operations. We intend to capitalize on our advantage over our competitors by meeting current standards and by integrating our building standards into state and local building codes.

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Our licensed patent approved structural building system does not require the use of any wood products; therefore, we are not susceptible to the supply chain issues, cost fluctuations, or lack of skilled framing labor the rest of the building industry is currently suffering from. Our proprietary processes do not require the high-cost and risky investment of centralized factory production but rather, we will implement an efficient on-site manufacturing process that decentralizes the production of our building elements, allowing NileBuilt to operate in any select market. In addition to our wall panels, we use a proprietary steel bar joist system for floor joists and roof trusses, both have a reinforced concrete topcoat creating greater fire-resistance and superior sound-resistance when compared to wood. This system also adds to the overall structural rigidity and solid feel of a NileBuilt Home. This process will allow us to rapidly scale our total housing outputs and work to take a leading position in the national marketplace.

We do not directly hold any patents and have not directly applied for any patents. The licensor of our technology, has, however, applied with the United States Patent and Trademark Office (“USPTO”) for several patents relating to our licensed technology. The Licensor has was issued the patent in Q1 of 2024. Issued patents expire 20 years from the date of the initial filing, no matter what date actually granted. The licensor of the Company’s technology has also filed for international patents with the International World Intellectual Property Organization (“IWIPO”) as of December 8, 2022. These applications will allow the licensor to file for patents in approximately 90 participating companies following review and approval by the IWIPO. Such patents usually take approximately two and a half years to be approved, if approved, and then upon approval the licensor can apply to the individual participating countries. Once granted, such patents are generally good for a term of 20 years from the filing date.

In the first year of operations following qualification of this offering, we expect to focus on land acquisition and early development phases. We do not anticipate building in our first year. Our initial acquisitions will be focused on land that may accommodate 1,000 to 5,000 homes.

We expect that from time to time, we may become aware of certain builders in financial distress or who want to be acquired. To the extent that acquiring any such builder makes economic sense for the Company or provides synergy, we may allocate working capital reserves towards such acquisition. Acquisitions will be based on opportunities present and due diligence performed by our management.

The Company will use multiple special purpose entities to hold its assets and develop its properties and communities and conduct certain of its operations. The Company may also joint venture with certain third parties for the purchase or development of its assets. The Company may also raise capital from third party investors through such entities or ventures to capitalize the actual building of its properties or communities. In general, the Company intends to acquire and develop the land on which its properties and communities will be built. It will then use special purpose vehicles to build the actual structures, which special purpose vehicles will be managed by the Company and owned by the Company and third-party investors in such amounts as determined by our management.

* Insurance Institute of Building and Home Safety

* International Code Counsel-Engineering Services Report

License Agreement

The Company has been granted the exclusive right to use patent pending technology in the U.S that will set it apart from other developer-builders. The technology relates to methods, systems, and apparatuses for constructing wall panels and buildings. The wall panels can include fiber-reinforced concrete layers including concrete with interwoven fibrous materials, an insulation layer, and a connector. Such technology is centered on building non-combustible, net-zero energy, wind resistant, and flood resilient homes in communities while not taxing the existing power-grid infrastructure.

The license is for a term of 20 years and automatically renews annually thereafter unless terminated in accordance with the license agreement. The fees due under the license agreement are $15,000,000 per year, subject to a 10% annual escalation per year, and quarterly royalties of 10% of gross revenues, which will become due monthly in the event the Company is acquired. The first annual payment is due 30 days after execution of the license agreement; however, the licensor has agreed to defer payment of the annual fees until the Company has raised sufficient capital to pay them or three years from the date of this offering circular, whichever occurs first. Under certain events such as non-payment or a change in control of the Company, as defined in the license agreement, the Company’s license will become non-exclusive and/or may be terminated by the licensor.

Notwithstanding the exclusive nature of the license, the exclusivity provision excludes a license from the licensor to NBDH1 LP, which was licensed the technology prior to the Company entering into its license agreement as a test case for the technology. NBDH1 is not owned by, managed or otherwise controlled by the Company.

The licensor of our technology is KLRH, LLC, a Texas limited liability company, which is beneficially owned and managed by our founder, Scott Long and Manoj Krishan. Accordingly, the terms of the license agreement are not the result of arms’ length negotiations and may be more favorable to the licensor than if the license agreement was with an unrelated third party. Messrs. Krishan and Long will face significant conflicts of interest in dealings between the Company and licensor.

Use of Financing

The Company intends to use debt financing to fund the acquisition and development of its properties. Such debt may be obtained from banks, insurance companies, private lenders, or other commercial sources of funds. Such debt could be on a full, partial, or non-recourse basis, be at a fixed or floating interest rate, and/or make use of interest-rate swap or hedging agreements. The terms of any debt taken out by the Company will be approved by the officers and/or directors of the Company. Any debt is expected to be paid through the revenues or capital contributions. Any debt financing obtained by the Company will be the Company’s sole responsibility and not an obligation of any investor.

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Investment Objectives

Our primary investment objectives are:

●	To acquire land that can be developed and to build single-family homes and communities that use our net zero technology on such land;

●	To grow net cash from operations so that an increasing amount of cash flow is available for reinvestment over the long-term;

●	To preserve and protect stockholder value; and

●	To realize growth in the value of our investments by timing their sale to maximize value.

There is no assurance that any of our investment objectives will be met.

Exit Strategy

The Company’s existence is perpetual in nature. The Company expects to reinvest capital into new properties and does not intend to dissolve upon sale of any property/properties. The Company hopes to eventually merge with or be acquired by another entity or to become publicly traded through an initial public offering; however, if or when such exit event may occur cannot be determined at this time. There is currently no market for the Company’s Shares and none may develop in the future. Thus, investors must be prepared to keep their investments in the Company for an indefinite period of time.

Employees

At the time of filing, the Company currently has six employees, all of which are full-time employees and none of which are part-time.

Reports to Security Holders

We are required to keep appropriate books of the business at our principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and tax purposes, the fiscal year and the tax year are the calendar year, unless otherwise determined by our board of directors in accordance with the Internal Revenue Code. We will file with the SEC periodic reports as required by applicable securities laws.

Under the Securities Act, we must update this Offering Circular upon the occurrence of certain material events. We will file updated Offering Circulars and Offering Circular supplements with the SEC. We are also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are offered pursuant to Regulation A, and accordingly, we will file annual reports, semiannual reports and other information with the SEC. We will provide such documents and periodic updates electronically through the SEC’s EDGAR system at www.sec.gov. We will provide holders with copies via email or paper copies at any time upon request.

Competition

We expect to face intense competition, often from companies with greater resources and experience than we have. Our industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than we have. Some of these competitors and potential competitors have more experience than we have in the building of homes and have greater marketing and sales experience and capabilities than we have. If we are unable to compete successfully, we may be unable to grow and sustain our revenue.

Some of our larger competitors include: KB Home, Lennar Corp., D.R Horton and Pulte Group.

Government Regulation

We are subject to extensive federal, state, and local laws and regulations that are extremely complex. We must obtain the approval of numerous governmental authorities in connection with our development activities, and these governmental authorities often have broad discretion in exercising their approval authority. We will incur substantial costs related to compliance with legal and regulatory requirements. Any increase in legal and regulatory requirements may cause us to incur substantial additional costs or, in some cases, cause us to determine that the property is not feasible for development. Various local, state, and federal statutes, ordinances, rules, and regulations concerning building, zoning, sales, accessibility, safety, anti-discrimination, and similar matters apply to and/or affect the housing industry. Governmental regulation affects construction activities as well as sales activities, and other dealings with home buyers, including anti-discrimination laws such as the Fair Housing Act and data privacy laws such as the California Consumer Privacy Act. Municipalities may also restrict or place moratoriums on the availability of utilities, such as water and sewer taps. In some areas, municipalities may enact growth control initiatives, which will restrict the number of building permits available in a given year. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

We intend to exercise care in structuring our operations to comply in all material respects with applicable laws to the extent possible. We will also take such laws into account when planning future operations and acquisitions. The laws, rules, and regulations described above are complex and subject to interpretation. In the event of a determination that we are in violation of such laws, rules, or regulations, or if further changes in the regulatory framework occur, any such determination or changes could have a material adverse effect on our business. There can be no assurance however that we will not be found in noncompliance in any particular situation.

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Transfer Agent

We will engage VSTOCK Transfer, LLC, located at 18 Lafayette Place, Woodmere, NY 11598, as our transfer agent.

Bankruptcy, Receivership, Etc.

Not applicable.

Legal Proceedings

We are not aware of any pending or threatened legal proceedings in which we are involved.

Reclassification, Merger, Consolidation, Etc.

Not applicable.

DESCRIPTION OF PROPERTY

The Company does not currently own any real property. We do lease executive office space at 2701 E. Grauwyler Rd., Building 1, DPT#1075, Irving, TX 75061.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

NileBuilt Corp. was formed on January 25, 2023 in the State of Wyoming as a for-profit corporation. The Company has begun operations in that it has formulated its business plan, created policies and procedures for its operation, started hiring employees, performed due diligence on potential upcoming projects, entered into the license agreement for its technology, created safety manuals, worked towards receiving code approvals, raised capital, prepared for this offering and participated in public relations activities; however, the Company has not acquired any properties or begun development activities. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business.

Results of Operations

We have not generated any revenues as of the date of this Offering Circular. We do not intend to generate revenues for at least 24 months after raising sufficient funds in this offering to begin operations. All our expenses to date have been paid via loans from our Manager and its affiliate, which loans will be repaid through offering proceeds.

Liquidity and Capital Resources

At October 31, 2023, the Company had cash and cash equivalents of $12,321 with no other working capital. The Company has $60,000 in stock subscription receivable. We do not anticipate generating any revenue from operations for at least one to two years from the date of this offering circular.

The Company currently has no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit, or any other sources. The Company intends to raise capital through its Regulation A offering, partial proceeds of which will be used to expand the Company’s operations. We are dependent upon the net proceeds from this offering to conduct our proposed operations. If we raise substantially less than $75,000,000 in gross offering proceeds, we will have to reduce our intended operations. Further, we will have certain fixed operating expenses regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We currently have no commitments with any person for any capital expenditures.

Plan of Operations

Over the twelve months following qualification of this Offering Circular, as amended, by the SEC, we intend to focus on implementing the following aspects of our business plan:

- Hiring of staff

- Office expansion

- Purchasing of equipment for on-site manufacturing of our building elements

- Marketing and brand awareness

- Project development

- Design & engineering services for properties we intend to build on our initial lots of developed land

- ICC ESR completion

- Expanding code adoption in jurisdictions in which the Company intends to develop land and build properties

- Land acquisition and initial development of one to two properties

- Secure purchase financing for land acquisition

We expect the proceeds from this offering will satisfy our cash requirements and we do not anticipate needing to raise additional funds in the six months from qualification of this offering in order to implement our plan of operations. Notwithstanding the foregoing, we may use leverage to acquire land to be developed and built upon.

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Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. Provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

We do not have any off-balance sheet arrangements.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The Company’s Board of Directors is elected by our shareholders annually. The Board of Directors appoints our executive officers. Our directors and executive officers as of the date of June 15th, 2023 are as follows:

Name	Age	Position
Scott Long	56	CEO, President, Secretary and Director since January 2023
Manoj Krishan	54	CFO and Director since January 2023
Michael Weber	64	Chief Operating Officer since June 15

Scott Long. Scott Long has 25 years of experience in developing durable net-zero wall systems. His father developed the first globally used fiber-composite insulated concrete Wall-System over 40 years ago. Scott is a second-generation innovator in the net-zero space. Scott’s five-year work history is as follows:

Zero Energy Systems – CEO, CTO July 2009-May 2018

NileBuilt Corp. (DE) – CEO, CTO, Director Jan 2019 - Present

Sustain S. CA Board Member - March 2023 – Present

NileBuilt Corp. (WY) – CEO, CTO, Director Jan 2019 - Present

KLRH LLC: Feb 2022 to present. – Officer, Director

Manoj Krishan. Manoj Krishan has 25 years of experience in business development, marketing strategies, production modeling, and building financial structure. Manoj’s five-year work history is as follows:

Zero Energy Systems, July 2009 thru May 2018 - Chief Financial Officer

MPKK FLP: Dec 2009 to present - Managing Director

KLRH LLC: Feb 2022 to present. – Officer, Director

NileBuilt Corp. (DE): June 2019 to present. – CFO, Director

NileBuilt Corp. (WY): January 2023 to present – CFO, Director

Michael Weber. Mike’s five-year work history is as follows:

Zero Energy Systems, September 2015 thru May 2018 - Chief Operating Officer

Euclid Chemical Company: January 2019 through May 2023 - National Business Development Manager

NileBuilt: June 2023 to present - Chief Operating Officer

Board Committees

We have not established an audit committee, compensation committee, or nominating committee.

Family Relationships

There are no familial relationships between any of our officers and directors.

27

Director or Officer Involvement in Certain Legal Proceedings

Our current directors and executive officers have not at any time in the past five years been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) and no petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such officers or directors, or any partnership in which they were a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Director Independence

The Company is not currently listed on any national securities exchange that has a requirement that the board of directors be independent. No member of the board of directors is independent.

Code of Ethics

We have not adopted a Code of Ethics.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company did not begin paying compensation to its officers and other employees until June 1, 2023. The Company does not have written employment agreements with any of its employees, but may enter into such agreements in the future. The Company has agreed to pay the following salaries to our executive officers.

Executive Summary Compensation Table
Name and principal position	Cash Compensation	Other Compensation	Total Compensation
Scott Long
	$350,000.00	$0	$350,000.00
Manoj Krishan
	$350,000.00	$0	$350,000.00
Mike Weber	160,000.00	$0	$180,000.00

The directors do not currently receive compensation for their services (above any compensation paid for executive services). The Board of Directors may, however, elect to compensate our directors in the future via the issuance of Shares.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth the ownership, as of October 31, 2023, of our common stock by each person known by us to be the beneficial owner of more than 10% of any class of our outstanding voting stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

As of January 30, 2024, there were approximately 600,237,000 Shares of common stock outstanding for a total of 600,237,000 votes eligible to be cast in any Company vote.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities.

28

Except as otherwise indicated and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Ownership	Amount and Nature of Beneficial Ownership(1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common stock	SMCJ, FLP	300,000,000	N/A	49.98%

Common stock	MPKK, FLP	300,000,000	N/A	49.98%

1. SMCJ is controlled by Scott Long; MPKK is controlled by Manoj Krishan.

CONFLICTS OF INTEREST AND

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Conflicts of Interest

There may be conflicts of interests between the Company, its management, and investors. Our management and their affiliates may act as management or members/shareholders of other entities and may have current or future responsibilities to such entities, which entities may have similar business plans to the Company and may compete with the Company, subject to the fiduciary duties imposed on our management. Investors will have no right to participate in such entities or have any rights to the assets or operations thereof. Our current officers and directors beneficially own the licensor of our technology and will face conflicts of interest in the event there is a dispute between us and the licensor.

Our management will act as management to the entities we form to acquire, develop and build our homes and communities. They will try to balance our interests with their duties to such other entities, in which third party investors will also be invested. However, to the extent that such persons take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance.

Conflicts of interest will exist to the extent that we may acquire properties in the same geographic areas where properties owned or managed by our Manager, or their affiliates are located. In such a case, a conflict could arise in the leasing of properties if we and such other properties were to compete for the same tenants, or a conflict could arise in connection with the resale of such properties if there were an attempt to sell similar properties at the same time. Conflicts of interest may also exist at such time as we and such other property seek to employ developers, contractors or building Managers, as well as under other circumstances.

Our officer’s and director’s beneficial interest in our Shares may cause them to make more risky business decisions than they would otherwise in the absence of such interest.

Certain legal, accounting, and other advisors, including real estate brokers, of the Company may also serve as representatives or agents of our management or their affiliates. As a result, conflicts of interests could arise and, in such cases, such representatives or agents may have to withdraw from representation of the Company if such conflicts cannot be resolved.

The Company does not have any formal policies in place to resolve conflicts of interest.

Related Party Transactions

Except as described herein (or within the section entitled Executive Compensation of this Offering Circular), none of the following parties (each a “Related Party”) has, in our fiscal year ended 2022 and the interim period ended June 30, 2023, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

●	any of our directors or officers;
●	any nominee for election as a director;
●	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
●	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

29

The Company issued 600,000,000 common shares of the corporation to the two entities beneficially owned by the officers of the Company. The funds for such subscriptions were not received as of January 31, 2023, and the receivable balance is $60,000.

In June, 2023, the Company entered into a License Agreement and Amendment to License Agreement with KLRH LLC, and entity owned and controlled by our officers for the license of the technology used to build our homes. See “Description of Business – License Agreement.”

SECURITIES BEING OFFERED

The following description is a summary of the material rights of shareholders. Shareholder rights are dictated via the Company’s Articles of Incorporation and Bylaws, as amended from time to time. The foregoing documents have been filed as exhibits to the Offering Statement.

None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Common Stock

We are authorized to issue 1,500,000,000 shares of common stock, $0.0001 par value per share. As of January 30, 2024, there were approximately 600,237,000 Shares of common stock issued and outstanding, held by approximately 20 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Shareholders may take action by written consent.

Holders of our common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends to common shareholders since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. In the case of dividends or distributions payable in shares of common stock or securities convertible into or exchangeable for shares of such common stock, the shares or securities so payable shall be payable in shares of or securities convertible into or exchangeable for, common stock of the same class upon which the dividend or distribution is being paid.

Disclosure of commission position on indemnification for securities liabilities

The Company’s Bylaws, subject to the provisions of Wyoming Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

30

Retirement Trusts and Other Benefit Plan Investors

Each respective Investor that is an employee benefit plan or trust (an “ERISA Plan”) within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), or an individual retirement account (“IRA”) or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan’s portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan’s purposes, (ii) an examination of the risk and return factors, (iii) the portfolio’s composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan’s objectives and (v) the limited right of Investors to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as “plan assets” of an ERISA Plan, an IRA, or a Keogh Plan, the management of the Company would be a “fiduciaries” (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with “parties in interest” and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the “Plan Regulations”) provides that when a Plan invests in another entity, the Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that, among other exceptions, the equity participation in the entity by “benefit plan investors” is not “significant.” The Pension Protection Act of 2006 amended the definition of “benefit plan investors” to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is “significant” on any date if, immediately after the last acquisition, 25% or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intends to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be “significant” within the meaning of the Plan Regulations. Therefore, it is not expected that the Company assets will constitute “plan assets” of plans that acquire interests.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than 25% of the value of the equity interests so that equity participation of benefit plan investors will not be considered “significant.” The Company reserves the right, however, to waive the 25% limitation.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

PRIOR PERFORMANCE

Prior Performance is Not Indicative of Future Results

Our Company is newly formed specifically to pursue its proposed business and has no prior experience raising or investing funds for land acquisitions. Our Manager and its affiliates do have prior experience raising money for operations for the Company.

Our current officers and directors, Scott Long and Manoj Krishan, have served as managers of one syndication project that has closed within the past three years (the “Project”), where the syndication raised capital to acquire a parcel on which it is building a single-family home using the same net zero technology licensed by the Company. The Project has investment objectives that are similar to the investment objectives of our Company, which is why it has been included in this Offering Circular.

31

The Project consists of a single-family home being built at 26432 Broken Bit Lane, Laguna Hills, CA 92653. The Project is in the process of being built – it will contain an approximate 5,000 square foot, two story, four+ bedroom, five+ bathroom home. The Project was purchased for approximately $1,200,000 using a combination of equity raised from investors and a purchase loan, and has a construction budget of approximately $2,000,000. The Project has not been sold as of the date of this Offering Circular.

Prior Performance Tables

We are providing a number of tables that illustrate the results of the Project. Because of the similarities between the Project and our Company, investors who are considering purchasing Shares from our Company might find it useful to review the following tables. However, prospective investors should bear in mind that PRIOR PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. Where information is not provided in a table, it is because such information is not available at this time – investors should not purchase Shares if they would find such missing information material in their consideration of the Company.

Table I – Manager Experience (unaudited) - sets forth the Manager’s historical experience for offering closed in last three years:

Project (Broken Bit Lane)
Dollar Amount Offered	3.2m
Dollar Amount Raised	2.2m
Less Offering Expenses:
Commissions and Discounts
Organizational Expenses	35k
Other (explain in note to table)
Reserves
Percent available for investment
Acquisition Costs	1.25m
Prepaid Items and Fees
Cash Down Payment
Acquisition Fees
Other (explain)
Total acquisition cost	1.25m
Percent Leverage of underlying real estate investment (mortgage financing divided by total acquisition cost)	0
Date Offering Began	8/2022
Length of Offering (in months)	12
Months to Invest 90% of amount available (measured from beginning of offering)	24

Table II- Managers Compensation (unaudited)- summarizes the compensation the Manager received from the projects closed during the most recent three years :

Project (Broken Bit Lane)
Date Offering Commenced	8/2022
Dollar Amount Raised	2.2m
Amount paid to sponsor from proceeds of Offering:	0
Underwriting Fees	0
Acquisition Fee
--- real estate commissions
--- advisory fees
--- other (identify and quantify)
Other(Add note explaining)
Dollar Amount Generated from Operations before Deducting Payments to Sponsor:	0
Amount paid to sponsor from operations:	0
Property Management Fees	0
Partnership (Asset) Management Fees	10k
Reimbursements (e.g., Due Diligence Expense)	50k
Leasing Commitments	0
Other (identify and quantify)
-Organizational Fees and Expenses	35k
Dollar amount of property sales and refinancing before deducting payments to sponsor	0
Cash
Notes
Amount paid to sponsor from property sales and refinancing:	0
Real Estate Commissions	0
Incentive Fees	0
Other (identify and quantify)	0

32

Tables III –Operating Results of projects closed within last 5 years (unaudited) [Note: there is only one year of financial data for the Project]

Project (Broken Bit Lane)	Year 1
Gross Revenues:		$0
Profit on sale of properties		$0
Less: Operating expenses		$
Less: Interest expense		$0
Less: Depreciation		$0
Net income- GAAP Basis		$
Taxable Income from operations		$0
Taxable income from gain on sale		$0
Cash Flow:	$
Cash generated from operations		$0
Cash generated from refinancing		$0
Cash generated from sales		0
Less: Cash distributions from operating cash flow		$0
Less: Cash distributions from sales and refinancing		$0
Less: Cash distributions from other		$0
Cash generated (deficiency) after cash distributions		$0
Less: Special items (not including sales and refinancing) (identify and quantify)		$0
Cash generated (deficiency) after cash distributions and special items		$0

Table IV- Results of Completed Projects (unaudited) -Summarizes projects that have been completed (all properties sold) in the last three years [N/A- the Project has not been sold]:

Table V – Sales or Disposals of Properties (unaudited) – Summarizes properties sold within last three years on a per project basis [N/A- the Project has not been sold]:

TABLE VI – Acquisition of Properties (unaudited) - Summarizes the purchase of property within last three years:

Project (Broken Bit Lane)
Name, location, type of property	26432 Broken Bit Lane, Laguna Hills, CA 92653
Gross Leasable space (sq. ft.) or # of units and total square feet of units	1 unit, 5100 sqft
Date of Purchase	Date: 9/12/2022
Mortgage financing at date of purchase	none
Cash down payment	$33.000
Contract purchase price plus acquisition fee	$1,200,000
Other cash expenditures expensed	$4857.48
Other cash expenditures capitalized	$
Total Acquisition Cost	$1,204,857.48

EXPERTS

Our financial statements for the period of January 25, 2023 to October 31, 2023 included in this offering circular have been audited by Assurance Dimensions, as stated in its report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the interests offered by this Offering Circular. This Offering Circular does not contain all of the information included in the Offering Statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the interests to be sold in this offering, you should refer to the offering statement and its exhibits. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document filed as an exhibit to the offering statement or such other document, each such statement being qualified in all respects by such reference. Upon the qualification of this offering, we will be subject to the informational requirements of Tier 2 of Regulation A and will be required to file annual reports, semi-annual reports, current reports and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website as soon as reasonably practicable after filing such documents with the SEC.

You can read the Offering Statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We will answer inquiries from potential investors concerning the interests, the Company and other matters relating to the offer and sale of the Shares under this Offering Circular. We will afford the potential investors the opportunity to obtain any additional information to the extent we possess such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this Offering Circular.

Requests and inquiries regarding this offering circular should be directed to:

33

NileBuilt Corp.

2701 E. Grauwyler Rd.

Building 1, DPT#1075

Irving,TX 75061

Email: manoj.krishan@nilebuilt.com or scott.long@nilebuilt.com

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

FINANCIAL STATEMENTS

NileBuilt Corp.

FINANCIAL STATEMENTS

For the period from January 25, 2023 (Date of Incorporation) to October 31, 2023

(Expressed in United States Dollars)

NileBuilt Corp.

Table of Contents

Financial Statements for the period from January 25, 2023 (Date of Incorporation) to October 31, 2023

F-2

Independent Auditor’s Report

To the Board of Directors and

Stockholders of NileBuilt Corp.

Opinion

We have audited the accompanying financial statements of NileBuilt Corp., which comprise the balance sheet as of October 31, 2023 and the related statements of operations, shareholders’ equity and cash flows for the period from January 25, 2023 (inception) to October 31, 2023, and the related notes to the financial statements (collectively the “financials statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NileBuilt Corp. as of October 31, 2023, and the results of its operations and its cash flows for the period from January 25, 2023 (inception) to October 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of NileBuilt Corp. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has not yet begun operation and had a shareholders’ deficit of approximately $654,000 as of October 31, 2023. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about NileBuilt Corp.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

also d/b/a McNAMARA and ASSOCIATES, PLLC

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

F-3

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of NileBuilt Corp.’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about NileBuilt Corp.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Margate, Florida

December 22, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

also d/b/a McNAMARA and ASSOCIATES, PLLC

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

F-4

NileBuilt Corp.

Balance Sheet

As at October 31, 2023

Expressed in United States Dollars, except number of share

Assets
Current
Cash	$12,321
Deposit	5,500
Total assets	$17,821

Liabilities
Current
Accrued Liabilities and accrued liabilities	$41,607
Due to shareholders	72,398
Due to related party	8,617
Total Liabilities	122,622

Shareholders’ equity
Capital stock (par value $0.0001, authorized shares 1,500,000,000, 600,162,561 shares issued and outstanding)	60,016
Additional paid-in capital	549,584
Stock subscriptions receivable	(60,000)
Accumulated Deficit	(654,401)
Total shareholders’ equity	(104,801)

Total liabilities and shareholders’ equity	$17,821

The accompanying notes are an integral part of this financial statement.

F-5

NileBuilt Corp.

Statement of Operations

For the period from January 25, 2023 (Date of incorporation) to October 31, 2023

Expressed in United States Dollars, except number of share

Revenue:	$-
Total Revenue	-

Expenses:
Wages and Salaries	264,986
Consulting fees	230,650
Professional fees	102,765
General Administrative expesnes	34,984
Rent expenses	25,117

Total expenses	658,502

Loss from operations	(658,502)

Other income:
Interest Income	4,101
Total other income	4,101

Net Loss	$(654,401)

The accompanying notes are an integral part of this financial statement.

F-6

NileBuilt Corp.

Statement of Cash Flows

For the period from January 25, 2023 (Date of incorporation) to October 31, 2023

Expressed in United States Dollars, except number of share

Operating Activities

Net Loss	$(654,401)
Change in operating assets and liabilities
Deposit	(5,500)
Accrued Liabilities and accrued liabilities	41,607
Due to shareholders	72,398
Due to related party	8,617
Cash used in operating activities	(537,279)

Financing activities
Proceed received from issuance of common stock	549,600
Cash provided by financing activities	549,600

Investing activities	-
Cash provided by investing activities	-

Cash, beginning of period	-
Net increase (decrease) in cash	12,321
Cash, end of period	$12,321

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$-
Cash paid for income taxes	$-

Supplemental Disclosure of Non-Cash Activities
Subscription receivable for shares issued for cash	$60,000

The accompanying notes are an integral part of this financial statement.

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NileBuilt Corp.

Statement of Changes of Shareholders’ Equity

For the period from January 25, 2023 (Date of incorporation) to October 31, 2023

Expressed in United States Dollars, except number of share

	Capital Stock		Additional Paid-in	Stock subscriptions	Accumulated
	Shares	Amount	Capital	receivable	Deficit	Total
Balance January 25, 2023	-	$-	$-	$-	$-	$-
Issuance of common stock	600,162,561	$60,016	$549,584	$(60,000)	$-	$549,600
Loss for the period	-	$-	$-	$-	$(654,401)	$(654,401)

Balance October 31, 2023	600,162,561	$60,016	$549,584	$(60,000)	$(654,401)	$(104,801)

The accompanying notes are an integral part of this financial statement.

F-8

NILEBUILT CORP.

Notes to the Financial Statements

For the period from January 25, 2023 (Date of Incorporation) to October 31, 2023

(Expressed in United States dollars)

1. Nature of operations and Basis of Presentation Description of the Company

NileBuilt Corp. is a residential home development company with a focus on technology-based building to provide fire resistant, net-zero building solutions to Southern California. We refer to NileBuilt Corp. as “NileBuilt,” the “Company,” “us,” “we” and “our” in these financial statements.

The fiscal year end of the Company is December 31, 2023.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Preparing our financial statements requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies.

We believe that the assumptions underlying our financial statements are reasonable. However, these financial statements do not present our future financial position, the results of our future operations and cash flows.

2. Significant accounting policies

a) Use of estimates and judgments

The preparation of the Company’s financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities. Actual results could differ from those estimates.

Fair Value Recognition, Measurement and Disclosure

The carrying amounts of cash reported on our balance sheet approximates fair value as we maintain them with various high-quality financial institutions. The accounts receivable is short-term in nature and is generally settled shortly after the sale.

We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

F-9

NILEBUILT CORP.

Notes to the Financial Statements

For the period from January 25, 2023 (Date of Incorporation) to October 31, 2023

(Expressed in United States dollars)

2. Significant accounting policies (Continued)

b) Cash and Cash Equivalents

The Company is exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions to the extent account balances exceed the amount insured by the FDIC, which is $250,000. At October 31, 2023, the Company did not have any cash in excess of the insured FDIC limit.

c) Stock Subscriptions Receivable

The Company records stock issuance at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivable are not received prior to the issuance of the financial statements at a reporting date in satisfaction of the requirement under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

d) Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

F-10

NileBuilt Corp.

Notes to the Financial Statements

For the period from January 25, 2023 (Date of Incorporation) to October 31, 2023

(Expressed in United States dollars)

2. Significant accounting policies (Continued)

d) Income Taxes (Continued)

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The current tax year will end on December 31, 2023, which remains open to assessment by the US federal and state tax authorities.

e) Common control

In October 2018, the FASB issued Accounting Standards Update 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU 2018-17), which effectively expands the private company alternative for common control leasing arrangements to all private company common control arrangements as long as both the parent and legal entity being evaluated for consolidation are not public business entities. If elected, a company must apply the accounting alternative to all current and future legal entities under common control that meet the criteria for applying this alternative. Additionally, under the accounting alternative, a private company is required to provide detailed disclosures about its involvement with and exposure to the legal entity under common control. ASU 2018-17 also amends certain variable interest entity (VIE) guidance for related party arrangements. Specifically, indirect interests held through related parties in common control arrangements should be considered on a proportional basis (as opposed to direct interest in its entirety) for determining whether fees paid to decision makers and service providers are variable interests. ASU 201817 is effective for the Company beginning on January 1, 2021, with early adoption permitted. The Company has elected to adopt this accounting policy for legal entities under common control. Therefore, the company does not apply the VIE consolidation model to its qualifying common control arrangements. See Note 7 for additional information.

f) Leases

The Company leases office space. At contract inception, the Company reviews the facts and circumstances of the arrangement to determine if the contract is or contains a lease. The Company follows the guidance in Topic 842 to evaluate whether the contract has an identified asset; if the Company has the right to obtain substantially all economic benefits from the asset; and if the Company has the right to direct the use of the underlying asset. The Company has determined that short-term lease expense, consisting of charges for operating leases with an initial term of twelve months or less, reasonably reflects the Company’s short-term lease commitments. As such, short-term lease commitments are not recorded on the Balance Sheet but are recognized as a lease expense on a straight-line basis over the applicable lease terms. Short-term lease expense, which is recognized in other operating costs in the Statement of Operations, for the period ended October 31, 2023 totaled $25,117.

F-11

NILEBUILT CORP.

Notes to the Financial Statements

For the period from January 25, 2023 (Date of Incorporation) to October 31, 2023

(Expressed in United States dollars)

3. Financial instruments and risk management

The Company has exposure to the following risks from its use of financial instruments. The Board of Directors approves and monitors the risk management processes.

a) Financial instrument classification and measurement

Financial instruments that are recorded at fair value on the annual statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value of hierarchy has the following levels:

●	Level 1 – quoted prices in active markets for identical financial instruments.
●	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in the markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
●	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

b) Fair values of financial assets and liabilities

The Company’s financial instruments include due to shareholders and due to related parties. As at October 31, 2023, due to shareholders and due to related parties approximate their fair value due to their short-term nature.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will impact the cash flows of the Company. As due to shareholders and due to related parties bare no interest rate, the company is not exposed to any interest rate risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The company is not exposed to any credit risk.

F-12

NileBuilt Corp.

Notes to the Financial Statements

For the period from January 25, 2023 (Date of Incorporation) to October 31, 2023

(Expressed in United States dollars)

3. Financial instruments and risk management (Continued)

Management has mitigated the risk by using tier 1 financial institutions for managing its cash, selling products on credit card/cash basis, and establishing communication channels with the counterparties of the receivables for ongoing monitoring of their financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure.

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

Foreign exchange risk

The Company is not exposed to such risk as all financial instruments are denominated in United States dollars.

4. Going Concern

These financial statements are prepared on a going concern basis. The Company has not yet begun operation as of October 31, 2023. The Company has raised or will raise sufficient cash to continue with its development operations. These factors create substantial doubt about the Company’s ability to continue as a going concern within the twelve-month period subsequent to the date that these financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

5. Capital stocks

a) Authorized

The Company is authorized to issue 1,500,000,000 shares of common stock.

b) Issued and outstanding

On January 25, 2023, 600,000,000 shares of common stock were issued to the shareholders of the Company. As at October 31, 2023, the company has not received the capital for these shares. Therefore, these shares are reclassified as a contra account to stockholders’ equity on the Balance Sheet. As of October 31, 2023, there are 600,162,561 common stocks issued and outstanding.

F-13

NileBuilt Corp.

Notes to the Financial Statements

For the period from January 25, 2023 (Date of Incorporation) to October 31, 2023

(Expressed in United States dollars)

6. Income Tax

As of October 31, 2023, the Company had net loss of $654,401. The effective tax rate is expected to be 21% for the period ended October 31, 2023. There is no state tax effect for the current period because the Company does not have income activities in any states.

Current	$–
Deferred	–
Net provision for Federal income taxes	$–

The income tax recovery differs from the amount that would have resulted from applying the federal income tax rate to income before tax expenses as follows:

Loss before income taxes:	$654,401
Federal tax rate	21%
Tax recovery at statutory rates	137,424
Change in valuation allowance	(137,424)
$–

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from:

Non-capital losses carried forward	$137,424
Valuation allowance	(137,424
$-

For income tax purposes, the Company has $653,704 in losses carried forward from the current period which can be used to reduce future year’s taxable income. The Company’s utilization of any net operating loss carry forward may be unlikely as a result of its intended activities. The increase of valuation allowance is primarily due to the increase of net operating losses in the current period. The management believes it is more likely than not that these assets will not be realized in the future.

F-14

NileBuilt Corp.

Notes to the Financial Statements

For the period from January 25, 2023 (Date of Incorporation) to October 31, 2023

(Expressed in United States dollars)

7. Related party transactions

Common stock

On January 25, 2023, the company issued 600,000,000 common stocks to the two entities beneficially owned by the officers of the Company. The funds for such subscriptions were not received as of October 31, 2023, and the receivable balance is $60,000.

Due to related party

As of October 31, 2023, the company borrowed $8,617 from NileBuilt of Southern California (NBSC), an affiliate of the Company’s founders. As discussed in Note 2 (e), in October 2018 the Financial Accounting Standards Board issued Accounting Standards Update 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which no longer requires qualifying private companies to apply variable interest entity guidance to certain common control arrangements. The company has assessed that NileBuilt Corp. and NBSC have common control, and has elected to not apply the VIE consolidation model. Such arrangement is recorded as due to related party on the Balance Sheet.

Consulting fee

The company pays KLRH LLC (“KLRH”), an affiliate of the Company’s founders, consulting fees on an invoice basis. The company has assessed that NileBuilt Corp. and KLRH have common control, and has elected to not apply the VIE consolidation model. As of October 31, 2023, the company paid $157,650 to KLRH, and recorded it as consulting fees on the Statement of Operations.

8. Commitment

On June 12, 2023, The Company entered into a licensing agreement with KLRH in exchange for the rights to license the intellectual property rights. The agreement is for a term of 20 years and automatically renews annually thereafter unless terminated in accordance with the license agreement. The fees due under the license agreement include licensing fee of $15,000,000 per year, subject to a 10% annual escalation per year, as well as royalties of 10% of gross revenues payable quarterly. As of October 31, 2023, the IP has not been approved or granted to KLRH. As a result, an amendment was signed on October 31, 2023 stating that NileBuilt does not owe any license fee or royalties to KLRH until the IP is granted. There is no licensing fee or royalty recorded on the Statement of Operations for the period ended October 31, 2023.

9. Subsequent events

Management has assessed subsequent events through December 22, 2023, the date on which the financial statements were available to be issued. There are no material events.

F-15